Exhibit 99.1

POINTS INTERNATIONAL LTD.

Annual Information Form

March 15, 2011

Information presented herein is current as of March 15, 2011, unless otherwise indicated. All dollar amounts are in United States Dollars unless otherwise indicated.

Table of Contents

CORPORATE STRUCTURE	- 1 -
GENERAL DEVELOPMENT OF THE BUSINESS	- 1 -
GENERAL DESCRIPTION OF THE BUSINESS	- 1 -
Summary	- 2 -
Method of Providing Services	- 2 -
Specialized Skill and Knowledge	- 2 -
Competitive Conditions	- 2 -
Intangible Property	- 3 -
Seasonality	- 3 -
Economic Dependence	- 3 -
Changes to Contracts	- 3 -
Employees	- 3 -
REORGANIZATIONS	- 3 -
RISK FACTORS	- 4 -
DIVIDENDS	- 4 -
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	- 4 -
MARKET FOR SECURITIES	- 5 -
DIRECTORS AND EXECUTIVE OFFICERS	- 6 -
Current Directors	- 6 -
Current Executive Officers	- 10 -
Security Holdings	- 10 -
AUDIT COMMITTEE	- 11 -
Audit Committee Charter	- 11 -
Composition of the Audit Committee	- 11 -
Relevant Education and Experience	- 11 -
External Auditor Service Fees (By Category)	- 11 -
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	- 11 -
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 12 -
TRANSFER AGENT	- 12 -
INTEREST OF EXPERTS	- 12 -
ADDITIONAL INFORMATION	- 12 -

The following Annual Information Form (“AIF”) of Points International Ltd. (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2010. Further information, including Points' Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2010, may be accessed at www.sedar.com or www.sec.gov. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in United States Dollars unless otherwise specified.

CORPORATE STRUCTURE

Points International Ltd. is a corporation continued under the Canada Business Corporations Act. The head and registered office of the Corporation is 171 John Street, 5th Floor, Toronto, Ontario, M5T 1X3.

The Corporation has three wholly-owned direct subsidiaries: (a) Points.com Inc., a corporation amalgamated under the Business Corporations Act (Ontario), (b) Points International (UK) Limited, a company incorporated under the laws of the United Kingdom, and (c) Points International (U.S.) Ltd., a corporation incorporated under the laws of the State of Delaware.

GENERAL DEVELOPMENT OF THE BUSINESS

In June of 2008, the Corporation and IAC/InterActiveCorp, through its wholly-owned subsidiary Points Investments, Inc. (“IAC”), completed a secondary and treasury public offering of common shares of the Corporation. Under the offering, IAC sold 27,848,128 common shares of the Corporation and the Corporation issued and sold 1,591,322 common shares, to a syndicate of underwriters led by RBC Capital Markets. In connection with the offering, IAC exercised its right to convert the Series Two and Series Four Preferred Shares in the capital of the Corporation into 29,439,450 common shares and then surrendered 1,591,322 common shares to the Corporation for cancellation. As part of the offering, IAC's registration rights agreement with the Corporation was terminated and IAC's nominees to the Corporation's board of directors stepped down.

In 2009, the Corporation initiated Project Epoch which is focused on upgrading the Corporation’s technology platform supporting both its Loyalty Currency Services business and Points.com. With respect to the Loyalty Currency Services business, the objectives of Project Epoch are to improve scalability, increase customer integration speed, provide for the deployment of innovations and enhancements and improve operating efficiencies. The first phase of the project was delivered in the fourth quarter of 2009. Contemporaneously with Project Epoch, the Corporation initiated a project to redesign its consumer web portal Points.com.

In July of 2010 the Corporation launched the reengineered Points.com. The new Points.com has been designed with a focus on providing an interactive destination for millions of consumers to manage multiple loyalty programs in a more informed, and streamlined manner. In addition, a stream of real-time, individualized content geared at increasing user awareness will help users maximize their participation in multiple loyalty programs. The new site also includes a universal balance tracker that allows users to track points and miles from more than 100 programs, including the more than 60 directly integrated partners within the loyalty space.

On January 31, 2011, the Corporation announced the completion of a share consolidation of its common shares through a one-for-ten reverse split. Pursuant to the reverse stock split, shareholders received one new common share for every ten shares held.

On February 10, 2011 the Corporation’s common shares were listed for trading on the NASDAQ Capital Market. The NASDAQ listing has increased Points’ reach to a broader universe of institutional investors.

GENERAL DESCRIPTION OF THE BUSINESS

The Corporation operated in one segment in each of 2010 and 2009.

Summary

The Corporation provides a range of ecommerce and technology services to loyalty program operators using a common proprietary infrastructure. These services are comprised of a wide range of white label or private branded ecommerce services (referred to by the Corporation as its “Loyalty Currency Services”) that enable the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, and enhance loyalty program consumer offerings and their back end operations. The Corporation also offers a consumer focused reward management website referred to by the Corporation as “Points.com”).

Points.com offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates, trade their loyalty currencies with other Points.com users, and exchange their loyalty currencies into another participating loyalty program. To facilitate these transactions, the Corporation has agreements with participating loyalty program operators.

The core Loyalty Currency Services provided by the Corporation are: (a) the online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold or as a gift for friends and family members; and (b) the online transfer of pre-existing loyalty currency from one member into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold.

The majority of the Corporation's loyalty program partners operate in the United States. The Corporation also has a significant European customer base.

Method of Providing Services

The Corporation's services are generally delivered through web-enabled ecommerce solutions.

Specialized Skill and Knowledge

The Corporation currently employs six executive officers. The current senior management team possess years of loyalty industry experience, and have managed large loyalty programs, sales forces and technology systems. The success of the Corporation is dependent upon the experience of such key personnel and loss of such personnel could adversely affect the Corporation's business, operations and prospects.

In addition, the Corporation’s services are delivered using proprietary technology. As a result, the Corporation is also dependent upon its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Competitive Conditions

Several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer a product similar to the balance tracking features on Points.com, but do not offer any of the transaction options available on Points.com, such as the ability to exchange currency from one program to another or trade currency with other users. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation.

Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Intangible Property

The Corporation has built a significant brand and reputation around the “Points.com” name. The Corporation's operating subsidiary, Points.com Inc., maintains a trademark registration for POINTS.COM which provides it with certain exclusive rights. This registration is renewable in perpetuity.

As a technology supported business, the Corporation maintains a significant software base that is continually evolving. This software base is critical to the operation of the business.

The Corporation maintains a patent application portfolio covering four different inventions. Although management believes the portfolio is valuable, the portfolio is not considered to be critical to the success of the Corporation's business.

Seasonality

The Corporation’s operations are moderately influenced by seasonality. The Corporation experiences slightly higher activity in November and December on its Points.com portal as its members redeem their miles or points for gift certificates before the December holidays.

The Corporation’s financial performance is also impacted by the timing of promotions run by Points on behalf of its loyalty program partners in respect of its Loyalty Currency Services business.

Economic Dependence

The Corporation is highly dependent on certain key partners. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Changes to Contracts

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have an adverse affect on the financial condition or results of operations of the Corporation.

Employees

As at December 31, 2010, the Corporation had 93 full-time employees and 5 short-term contractors.

REORGANIZATIONS

On January 1, 2009, the Corporation's principal operating subsidiary, Points.com Inc., amalgamated with two other inactive subsidiaries, Points.com Holdings Inc. and Exponential Entertainment Inc. The amalgamated entity retained the name Points.com Inc.

On January 31, 2011, the Corporation announced the completion of a share consolidation of its common shares through a one-for-ten reverse split. Pursuant to the reverse stock split, shareholders received one new common share for every ten shares held.

RISK FACTORS

Investing in Internet-based businesses can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out under the heading “Risk Factors” in the MD&A (which are incorporated into this AIF by reference) prior to making an investment decision with respect to the Corporation.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors of the Corporation does not anticipate paying any dividends for the foreseeable future. The board of directors may review this policy from time to time, having regard to the Corporation's financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation's share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As of March 9, 2011, 14,987,319 common shares were outstanding. The previously outstanding Series One Preferred Share was converted into one common share in April 2006, and the previously outstanding Series Two and Four Preferred Shares were converted into common shares as part of the offering described in the section above titled “General Development of the Business”.

The common shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of the Corporation and participate rateably on any liquidation, dissolution or winding up of the Corporation.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “PTS” and on the NASDAQ Capital Market under the symbol “PCOM”. The following table shows the monthly price ranges and volumes for the common shares traded through the TSX in Canadian Dollars. All prices and volumes are listed on a pre-consolidated basis.

Fiscal 2010	High ($)	Low ($)	Close ($)	Volume
December	0.74	0.61	0.69	2,386,974
November	0.84	0.73	0.74	1,578,987
October	0.85	0.71	0.8	2,356,056
September	0.73	0.58	0.73	1,699,467
August	0.73	0.56	0.65	1,216,692
July	0.74	0.61	0.69	1,261,523
June	0.65	0.5	0.62	1,101,573
May	0.6	0.495	0.52	1,454,912
April	0.63	0.43	0.57	2,588,715
March	0.49	0.43	0.48	2,261,003
February	0.54	0.455	0.475	1,620,734
January	0.53	0.395	0.5	2,334,345

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

The following table provides certain background information with respect to each director of the Corporation. Detailed biographies for each director are provided below.

Name Place of Residence	Director Since	Current Principal Occupation	Common Shares Beneficially Owned
Christopher Barnard (Ontario)	May, 2007 (and Feb. 2000 to April, 2005)	President, Points International Ltd. and Points.com Inc.	168,900
Michael Beckerman (Ontario)	May, 2010	President, Ariad Custom Communications	6,500
Bernay Box (Texas, U.S.A.)	May, 2009	President of Bonanza Fund Management, Inc. and investment advisor for Bonanza Master Fund, Ltd.	1,015,725
Douglas Carty (Illinois, U.S.A.)	February, 2002	Corporate Director	33,500
Bruce Croxon (Ontario)	October, 2008	Investor and Advisor	27,940
Robert MacLean (Ontario)	February, 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.	193,800
John Thompson (Ontario)	February, 2002	Corporate Director	160,223

Director Biographies

Christopher Barnard

Mr. Barnard is a founder of the Corporation. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is responsible for corporate strategy, consumer product development, corporate development, financing activities, and shares investor relations duties. Mr. Barnard has been instrumental in raising capital for the Corporation, including strategic investments from both CIBC Capital Partners and InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. Additionally, in 2004, he managed the acquisition of Points' major competitor. Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties. He has also held various interim operating positions at the Corporation including Chief Financial Officer and Vice President of Product Development and Marketing. Since the fall of 2009, Mr. Barnard has been responsible for the redevelopment of the new Points.com consumer proposition including corporate rebranding, product development and marketing.

In 1998, Mr. Barnard co-founded Canada's first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Christopher was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada's most notable internet technology stories.

Since 2002 Mr. Barnard has served on the Board of Directors of Telmetrics Inc. Telmetrics Inc. provides marketers, agencies & publishers across North America innovative call-measurement solutions to help them maximize the effectiveness of their marketing programs. Telmetrics tracks and analyzes consumer response to any direct response broadcast, online or print campaign that features a call-to-action response phone number. Telmetrics Inc. was named one of Canada's 50 Best Managed Companies from 2003 – 2006.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman's sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE's key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE's European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

Mr. Beckerman is currently the President of Ariad Custom Communications where they have enjoyed record growth since he took over this role three years ago. Ariad is an agency specializing in branding and on-line communications. They have won numerous domestic and International awards and Ariad was recently named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Bernay Box

Mr. Box was appointed as a director of the Corporation in May of 2009 and is currently the Chairman of the Board of Directors and a member of the Audit Committee and the Human Resources and Corporate Governance Committee.

Mr. Box is the President and CEO of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas. Mr. Box has over 20 years of investment experience. Bonanza Capital managed over half a billion dollars for some of the largest financial institutions, wealthiest families and most prestigious non-profit organizations in the country. Focusing on smaller capitalization companies, Bonanza earned a reputation for finding and investing in companies well before their intrinsic value became noticed by Wall Street.

He is also the Interim CEO and Chairman of TNFG Corp. in Chicago, Illinois.

Mr. Box is a graduate of Baylor University.

Douglas Carty

Mr. Carty is a long serving director of the Corporation and has been a leader and key advisor in the growth of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation's Audit Committee.

Mr. Carty is also a director of Wajax Corporation and serves on Wajax's Audit Committee and Human Resources and Compensation Committee.

Mr. Carty's most recent corporate experience was at Laidlaw International Inc. commencing in 2003 when he joined as Chief Financial Officer. Mr. Carty was one of two senior leaders hired to manage Laidlaw as it emerged from a three year financial restructuring. Mr. Carty and his senior colleagues were focused on the make-up of the Laidlaw portfolio of companies, ensuring that each had strong corporate strategies and leadership. During Mr. Carty's last 16 months at Laidlaw he served as President & CEO of Laidlaw's largest and most profitable subsidiary, Laidlaw Education Services, the dominant school bus operation in North America.

Prior to his position at Laidlaw, Mr. Carty served as Chief Financial Officer for Atlas Air, an air cargo company, and Canadian Airlines, a commercial passenger airline that was merged into Air Canada, Canada's largest air carrier. At Canadian Airlines, Mr. Carty served as a senior leader on various financial reorganizations the airline undertook during the 1990's. Mr. Carty was also a key leader in a financial restructuring of Canadian Airlines in the late 1990's, which coupled with improvements to the airline's route structure, effectively led to the combination of Canadian Airlines and Air Canada.

Mr. Carty holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Richard Ivey School of Business) and a Bachelor of Arts (Honours) from Queen's University.

Bruce Croxon

Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation's Human Resources and Corporate Governance Committee.

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. Mr. Croxon is an active member of the Young Presidents Organization, sits on the board of the Trans-Canada Trail and serves as the Chairman of Vida Spas, a chain of wellness spas with locations in British Columbia and Seattle, Washington.

Robert MacLean

Mr. MacLean is a founder of the Corporation and has served as Chief Executive Officer of the Corporation since February 2000.

As CEO, Mr. MacLean champions the vision for the Corporation and directs an exceptional team of senior managers. Mr. MacLean has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world's leading loyalty programs. The Corporation has attracted partners with a combined member base of over 450 million and the Corporation's products and services have transacted almost 70 billion loyalty program points and miles.

Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Mr. MacLean led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline's award-winning Canadian Plus loyalty program. In that role, he led his team to double the program's revenues in just two years, to over CDN$120 million, as he repositioned it from a frequent flyer program to a broader loyalty program with over 100 partner relationships. His strong leadership was reflected in a dramatic turnaround in customer satisfaction levels for the Canadian Plus program. Mr. MacLean also served as Canadian Airline's senior representative on the Oneworld™ Alliance's Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and speaks frequently at industry events worldwide.

Mr. MacLean is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs.

Mr. MacLean is a graduate of Acadia University.

John Thompson

Mr. Thompson is a long serving director of the Corporation and has been an essential leader and trusted advisor in the growth of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada's leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. As Executive Vice President, Mr Thompson's responsibilities, among many others, included responsibility for President’s Choice, one of the largest, most recognised and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada's finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant.

Current Executive Officers

The following table sets forth the name, province of residence, and current and five-year historic occupations of the executive officers of the Corporation.

Name Title	Province of Residence	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Robert MacLean Chief Executive Officer	Ontario	Chief Executive Officer, Points International Ltd. and Points.com Inc.
Christopher Barnard President	Ontario	President, Points International Ltd. and Points.com Inc.
Anthony Lam Chief Financial Officer	Ontario	• •	Chief Financial Officer, Points International Ltd. and Points.com Inc. (Apr. 2007 to present) Controller/Director of Treasury and Taxation, Cryptologic Inc. (Aug. 2002 to Mar. 2007)
Peter Lockhard Chief Operating Officer	Ontario	• • • •	Chief Operating Officer, Points International Ltd. and Points.com Inc. (May 2010 to present)
Senior Vice President, Product, Points International Ltd. and Points.com Inc. (Jan. 2008 to May 2010)
Senior Vice President, Partners, Points International Ltd. and Points.com Inc. (Jan. 2007 to Jan. 2008)
Vice President, Points International Ltd. and Points.com Inc. (Jan. 2005 to Jan. 2007)
Inez Murdoch Vice President and Chief People Officer	Ontario	• •	Vice President and Chief People Officer, Points International Ltd. and Points.com Inc. (Feb. 2011 to present)
Vice President, Human Resources, USC Educations Savings Plans Inc. (Jan. 2008 to Mar. 2010)
Dave Simons Chief Technology Officer	Ontario	• •	Chief Technology Officer, Points International Ltd. and Points.com Inc. (Jul. 2009 to present) Chief Technology Officer, Chief Architect and Co-Founder NeoEdge Networks (May 2002 to May 2009)

Security Holdings

As of March 9, 2011, as a group, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,611,588 common shares representing approximately 10.8% of the issued and outstanding common shares.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the Audit Committee's mandate is attached hereto as Appendix A.

Composition of the Audit Committee

The Audit Committee is currently comprised of Douglas Carty (Chair), Bernay Box and John Thompson. Each member of the Audit Committee is independent and has represented to the Corporation that he is financially literate within the meaning of NI 52-110.

Relevant Education and Experience

Mr. Carty (Chair) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen's University. As disclosed in the Management Information Circular, Mr. Carty has held several senior executive positions of public companies that are directly relevant to his performance as Chair of the Audit Committee.

Mr. Box is the President and CEO of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas. Mr. Box has over 20 years of investment experience.

Mr. Thompson holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant. Mr. Thompson has 28 years of executive experience.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in the last two fiscal years are as follows:

Auditor Fees	2010 ($)	2009 ($)
Audit Fees	252,065	328,955
Audit-Related Fees	65,736	47,427
Tax Fees	25,083	5,782
All Other Fees	83,547	19,852
Total	426,430	402,016

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation (“Canadian”). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. (“Atlas”) and held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged. In January 2003, Mr. Carty joined Laidlaw Inc. when the company was in bankruptcy protection. Pursuant to a plan of reorganization, the company emerged from bankruptcy in June 2003 and continued as Laidlaw International, Inc.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for the bought deal financing described above under the Section titled “General Development of the Business”, no director, executive officer or other insider of the Corporation was party to any material transactions with the Corporation or any subsidiary thereof in the last three most recently completed financial years or to date in the current financial year.

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, ON M5J 2Y1
Canada

INTEREST OF EXPERTS

Deloitte & Touche LLP, the external auditor of the Corporation, reported on the fiscal 2010 audited consolidated financial statements. Deloitte & Touche LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules and standards of the Public Company Accounting Oversight Board of the United States and the applicable securities laws and regulations administered by the Securities and Exchange Commission of the United States.

ADDITIONAL INFORMATION

Additional information about the Corporation can be found at www.sedar.com or www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporations most recent Management Information Circular.

Additional information can also be found in the Corporation's 2010 Audited Consolidated Financial statements and the MD&A.

APPENDIX A

AUDIT COMMITTEE MANDATE

1.	ESTABLISHMENT OF COMMITTEE

1.1 Establishment of the Audit Committee Confirmed

The establishment of the audit committee of the board of directors of Points International Ltd., is hereby confirmed with the purpose, constitutions and responsibilities herein set forth.

1.2	Certain Definitions

In this mandate:

(a)	“Board” means the board of directors of Points International;

(b)	“Chair” means the chair of the Committee;

(c)	“Committee” means the audit committee of the Board;

(d)	“Director” means a member of the Board;

(e)	“External Auditor” means the person occupying the office of auditor of the Corporation in accordance with the Canada Business Corporations Act;

(f)	“Internal Auditor” means the person responsible for the internal audit function with respect to Points International;

(g)	“Mandate” means this written mandate of the Committee and any such mandate for the Committee which the Board resolves from time to time shall be the mandate of the Committee; and

(h)	“Points International” means Points International Ltd.

2.	PURPOSE AND OBJECTIVE

	2.1	Purpose

The Committee's purpose is to assist the Board in the discharge of its obligations in connection with:

(a)	the integrity of the company's financial statements;

(b)	the company's compliance with legal and regulatory requirements;

(c)	the independent auditor's qualifications and independence; and

(d)	the integrity of the company's internal control and management information systems.

2.2	Discharge of Responsibilities

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section 9 of this Mandate.

3.	AUTHORITY AND OUTSIDE ADVISERS

The Board authorizes the Committee, within the scope of its responsibilities, to seek information it requires from any employee.

The Committee shall also have the authority to retain (and terminate) such outside legal, accounting or other advisors as it may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate such advisors. The Committee shall have sole authority to approve related fees and retention terms.

4.	COMMITTEE MEMBERSHIP

	4.1	Number of Members

The Committee shall consist of not fewer than three Directors.

4.2	Independence of Members

The members of the Committee shall be independent directors as defined in NI 52-110.

4.3	Financial Literacy

(a)	Requirement - Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)

Definition - “Financially literate” shall mean that the Director has the ability to read and understand a set of financial statements that present the breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

4.4	Accounting or Related Financial Experience

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

4.5	Annual Appointment of Members

The members of the Committee shall be appointed by the Board. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

4.6	Vacancy

The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

5.	COMMITTEE CHAIR

	5.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee (or if it fails to do so, the members of the Committee shall appoint the Chair from among its members). If, at any meeting, the Chair is not in attendance, then the lead director, if any, shall be responsible for chairing the meeting and for delivering a casting vote, as necessary.

5.2	Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.3	Casting Vote

In case of an equality of votes, the Chair in addition to his original vote shall have a second or casting vote.

6.	COMMITTEE MEETINGS

	6.1	Quorum

A quorum of the Committee shall be a majority of its members. No business shall be transacted by the Committee except at a meeting at which a quorum of the Committee is present.

	6.2	Secretary

The Secretary of the Committee will be the Secretary of the Board, unless otherwise appointed by the Chair. The Secretary may, but need not, be a member of the Committee.

	6.3	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly. In addition, meetings may be called by any member of the Committee or by the External Auditor on not less than 72 hours' notice unless such notice is waived by all members of the Committee and by the External Auditor.

	6.4	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

	6.5	Invitees

The External Auditor, the Chief Executive Officer and the Chief Financial Officer of Points International shall be entitled to receive notice of and to be heard at each meeting of the Committee, as non-voting observers. The Committee may additionally invite Directors, officers and employees of Points International or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

	6.6	Non-Management Sessions

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee reviews the interim financial statements, the Committee shall meet separately with each of:

(a)	management; and

(b)	the External Auditor.

In addition, at the conclusion of all other meetings of the Committee, the non-management directors shall meet without any member of management being present (including any Director who is a member of management). No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

7.	OUTSIDE ADVISERS

	7.1	Retaining and Compensating Advisers

The Committee may retain such outside legal, accounting or other advisers as it may consider necessary to carry out its duties and shall not be required to obtain the approval of the Board in order to retain or compensate such advisers.

8.	REMUNERATION OF COMMITTEE MEMBERS

	8.1	Director Fees Only

No member of the Committee may earn fees from Points International or any of its subsidiaries other than directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive).

	8.2	Other Payments

For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from Points International and its affiliates.

9.	DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

	9.1	Financial and Related Information

(a)

Financial Reporting - The Committee shall only review annual and interim financial reports and related financial documents for release to the public after the External Auditor has reviewed such material (if applicable) and the Chief Financial Officer has completed and signed a disclosure checklist in the form attached as Schedule B. The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and must periodically assess the adequacy of those procedures.

(b)

Annual Financial Statements - The Committee shall review and discuss with management and the External Auditor, Points International's annual financial statements and related MD&A and report thereon to the Board before the Board approves those statements.

(c)

Interim Financial Statements - The Committee shall review and discuss with management and the External Auditor, Points International's interim financial statements and related MD&A before they are released.

(d)	Accounting Treatment - The Committee shall review and discuss with management and the External Auditor on a timely basis:

i.

major issues regarding accounting policies, principles and financial statement presentations, including any significant changes in Points International's selection or application of accounting principles and major issues as to the adequacy of Points International's internal controls and any special audit steps adopted in light of material control deficiencies;

ii.

analyses prepared by management and the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements;

iii.

the effect on the financial statements of Points International of regulatory and accounting initiatives and issues, as well as off-balance sheet transactions, structures, obligations (including contingent obligations) and other relationships of Points International with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Points International;

iv.	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

v.	any financial information or financial statements in prospectuses and other offering documents;

vi.

the management certifications of the financial statements as may be required by applicable securities laws in Canada or otherwise, and all certifications and reports of any disclosure committee established by management from time to time; and

vii.	any other relevant reports or financial information submitted by Points International to any governmental body, or the public.

(e)	Discussion of Accounting Treatments - The Committee shall have direct communication channels with the External Auditor to discuss and review specific issues as appropriate.

(f)	Disclosure of Other Financial Information - The Committee shall discuss with management and the External Auditor:

i.

the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases paying particular attention to any use of “pro forma” or “adjusted” non-GAAP, information; and

ii.	financial information and earnings guidance (if any) provided to analysts and rating agencies.

(g)

Review of Communications - The Committee shall review with the External Auditor all material written communication between the External Auditor and management including, but not limited to, the management letter and schedule of unadjusted differences.

9.2	External Auditor

(a)

Authority with Respect to External Auditor - As the representative of Points International's shareholders, the Committee shall be directly responsible for Points International's relationship with the External Auditor for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company (including the resolution of disagreements between management and the external auditor regarding financial reporting). In this capacity, the Committee shall have sole responsibility for recommending to the Board the person to be proposed to Points International's shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office as well as the compensation of the external auditor. The Committee shall require the External Auditor to acknowledge in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)

Competency of External Auditor - Once each year (and otherwise as the Chair may consider appropriate) the Committee shall review with the External Auditor its performance and that of the lead audit partner and obtain and review a report by the External Auditor describing:

i.	the External Auditor's internal quality-control procedures;

ii.

peer review, of the External Auditor's firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor's firm, and any steps taken to deal with any such issues;

iii.	all material relationships between the External Auditor and Points International (for the purposes of assessing the auditor's independence); and

iv.	to review annually with the External Auditor its performance and that of its lead audit partner.

(c)	Review of Audit Problems - The Committee shall review with the External Auditor any audit problems or difficulties and management's response.

(d)	Independence - The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process:

i.

The Committee shall require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Points International and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditors' report to satisfy itself of the External Auditors' independence; and

ii.

The Committee shall approve any non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members, all in accordance with NI 52-110.

9.3	Management Response

The Committee shall obtain management's response to significant remarks or findings of the External Auditor and shall follow-up as required on the status of the implementation of corrective measures.

9.4	Related Party Transactions

The Committee shall review and approve all related party transactions in which Points International is involved or which Points International proposes to enter into.

9.5	Risk Assessment, Risk Management and Internal Control

(a)

The Committee shall gain an understanding of Points International's business and shall discuss Points International's major financial risk exposures and the steps management has taken to monitor and control such exposures.

(b)	The Committee shall assess and evaluate management's internal control plan.

(c)	The Committee shall obtain regular updates from management and legal counsel regarding compliance matters.

9.6	Other Matters

The Committee shall perform any other activities consistent with this Mandate, Points International's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

10.	WHISTLE BLOWING

10.1	Procedure

The Committee shall be responsible for reviewing and evaluating the Company’s procedures for:

(a)	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

11.	HIRING PRACTICES

	11.1	Hiring Policies

The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

12.	REPORTING TO THE BOARD

	12.1	Regular Reporting

The Committee shall report to the Board following each meeting of the Committee and at such other times as the Chair may determine to be appropriate (provided that the Committee shall report to the Board at least four times per year) and shall ensure that the Board is made aware of matters that may significantly affect the financial condition or affairs of Points International.

13.	EVALUATION OF COMMITTEE PERFORMANCE

	13.1	Establish Process

The Board shall establish a process for all committees of the Board for assessing the performance of such committees on a regular basis and, once established, the Committee shall follow such process in assessing its performance.

13.2	Amendments to Mandate

(a)	Review by Audit Committee - The Committee shall recommend to the Board on an annual basis, any amendments it considers desirable to this mandate.

(b)	Review by Board - The Board will review and reassess the adequacy of the Mandate on an annual basis and at such other times as it considers appropriate.